Sun Life

Sun Life Financial Inc. announces intention to redeem Class A Non-Cumulative Rate Reset Preferred Shares Series 12R

TORONTO, ON – (November 30, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem its $300 million principal amount of issued and outstanding Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the "Series 12R Shares") on December 31, 2021 (the "Redemption Date").

The Series 12R Shares will be redeemed at Sun Life Financial Inc.'s option on the Redemption Date at a redemption price of $25.00 per share, together with all declared and unpaid dividends on such share to but excluding the Redemption Date. Notice will be delivered to the holders of the Series 12R Shares in accordance with the terms governing the Series 12R Shares.

Separately from the payment of the redemption price, the final quarterly dividend of $0.237875 per share for the Series 12R Shares will be paid in the usual manner on December 31, 2021, to shareholders of record on November 24, 2021.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Forward-Looking Statements

In this forward-looking information section, "we", "our" and "us" refer to Sun Life and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our anticipated redemption of the Series 12R Shares, (ii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including the assumption that the transaction will be completed. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release. Readers are cautioned that undue reliance should not be placed on these forward-looking statements. Some of these assumptions and risks and uncertainties are described further in our management discussion and analysis for the year ended December 31, 2020 under the heading "Forward-looking Statements", in the risk factors set out in our annual information form for the year ended December 31, 2020 under the heading "Risk Factors" and in our interim management's discussion and analysis for the quarter ended September 30, 2021 under the heading "Risk Management", in the other factors detailed in Sun Life's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available at www.sedar.com and www.sec.gov, respectively.

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Media Relations Contact:
Irene Poon
Manager
Corporate Communications
T. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
investor_relations@sunlife.com